Exhibit (a)(1)(iv)

Offer To Purchase For Cash
All Outstanding Shares of Common Stock
of
NATIONAL HOLDINGS CORPORATION
at
$3.25 per Share
by
B. RILEY PRINCIPAL MERGER CORP. III,
a wholly owned subsidiary of

B. Riley financial, inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, ON FEBRUARY 25, 2021 (ONE MINUTE AFTER 11:59 P.M.,
NEW YORK CITY TIME, ON FEBRUARY 24, 2021), UNLESS THE OFFER IS EXTENDED.

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by B. Riley Principal Merger Corp. III, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of B. Riley Financial, Inc., a Delaware corporation (“BRF”), to act as information agent in connection with Purchaser’s offer to purchase all of the shares of common stock, par value $0.02 per share (“Shares”), of National Holdings Corporation, a Delaware corporation (“NHLD”), that are issued and outstanding, other than Shares held by BRF or its subsidiaries, at a price of $3.25 per Share, in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 27, 2021 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

THE BOARD OF DIRECTORS OF NHLD HAS UNANIMOUSLY RECOMMENDED THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.

The Offer is not subject to any financing condition. The conditions of the Offer are described in Section 19 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.      The Offer to Purchase;

2.      The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included IRS Form W-9;

3.      A notice of guaranteed delivery to be used to accept the Offer if Shares and all other required documents are not immediately available or cannot be delivered to Computershare Trust Company, N.A. (the “Depositary”) by 12:00 midnight, New York City time, on February 25, 2021 (one minute after 11:59 P.M., New York City time, on February 24, 2021) (the “Expiration Date,” unless Purchaser extends the Offer pursuant to and in accordance with the terms of the Merger Agreement (as defined in below), in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended, will expire) or if the procedure for book-entry transfer cannot be completed by the Expiration Date (the “Notice of Guaranteed Delivery”);

4.      A form of letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

5.      NHLD’s Solicitation/Recommendation Statement on Schedule 14D-9; and

6.      A return envelope addressed to the Depositary for your use only.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on February 25, 2021 (one minute after 11:59 P.M., New York City time, on February 24, 2021), unless the Offer is extended.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 10, 2021 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among BRF, Purchaser and NHLD, pursuant to which, as soon as practicable following the time Purchaser accepts for payment Shares validly tendered and not properly withdrawn pursuant to the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will merge with and into NHLD (the “Merger”), with NHLD continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of BRF. At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than Shares that are held by BRF and its subsidiaries, NHLD or its subsidiaries, or the stockholders of NHLD who properly demand appraisal pursuant to Section 262 of the Delaware General Corporation Law (“DGCL”) in connection with the Merger as described in the Offer to Purchase) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes.

After careful consideration, the board of directors of NHLD, acting on the recommendation of a special committee of the board of directors of NHLD, has unanimously: (i) approved and declared advisable the Merger Agreement, the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and the execution, delivery and performance by NHLD of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (ii) resolved that the Merger shall be effected under Section 251(h) of the DGCL; and (iii) recommended that NHLD’s stockholders accept the Offer and tender their Shares in the Offer.

For Shares to be properly tendered pursuant to the Offer, (a) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or, in the case of book-entry transfers, either such Letter of Transmittal or an Agent’s Message (as defined in Section 11 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal. You may gain some additional time by making use of the Notice of Guaranteed Delivery. Shares tendered by a Notice of Guaranteed Delivery will be excluded from the calculation of the Minimum Condition (as defined in the Offer to Purchase), unless such Shares and other required documents are received by the Depositary by the Expiration Date.

Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

You may contact us as Information Agent with questions and requests for assistance, and for additional copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials, at the address and telephone number set forth on the back cover of the Offer to Purchase.

Very truly yours,
Innisfree M&A Incorporated

Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, BRF, NHLD, the Information Agent, or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.